Exhibit 4.1(i)

CHEMGENEX™

6/20/00

Shawnya Michaels

POB 2697

El Granada, CA 94018

Dear Mrs. Shawnya Michaels

We are pleased to confirm our offer for employment at ChemGenex Therapeutics, Inc. (hereafter referred to as ChemGenex) in a position titled, Scientist and Manager of Extamural Research under the direction of Dr. Dennis M. Brown, Ph.D. This letter sets forth some important benefits and conditions of your employment at ChemGenex. Please read each section carefully.

Your starting salary will be $5,833 per month ($70,000 on an annualized basis). Your personal coverage under ChemGenex current benefit plans will become effective immediately following your date of hire. In addition, you are eligible for a bonus, which will be paid in quarterly increments, upon the achievement of mutually agreed upon performance objectives.

In addition to salary and benefits and subject to the approval of the Stock Plan Administration Committee of the Board of Directors, we will recommend that you are to be granted option shares of ChemGenex Common stock in accordance with the stock option plan. Your stock option will vest over 48 months.

The Immigration Reform and Control Act of 1986 requires that every person present proof to ChemGenex of their identity and eligibility and/or authorization to accept employment with our company. In order to comply with this law, and before you can become a ChemGenex employee, you must provide appropriate documentation to prove both your identity and legal eligibility to be employed at ChemGenex. Acceptable forms of documentation are described on the attachment to this offer letter. Please be sure to bring this documentation with you to orientation. If you are working in this country on a VISA, you will need to provide copies of this documentation at new employee orientation. Failure to do so may result in over withholding of taxes.

34700 CAMPUS DR. • FREMONT, CA • 94555

PHONE: 510-494-7636 • FAX: 508-300-0704

If you accept employment with ChemGenex, your employment is for no specified term and is “at will” and can be terminated at any time by either party, with or without cause or notice. This is our complete agreement regarding your employment relationship with ChemGenex and supersedes any prior agreements. While other terms of your employment may change, this agreement regarding your employment relationship cannot be changed except in writing, signed by the President of ChemGenex. If employed, you also agree to abide by the policies and regulations of ChemGenex.

Enclosed is your Employee Agreement on Confidential Information and Inventions, which you should read carefully and sign. Please return the signed Confidentiality Agreement along with a signed copy of this offer letter on your first day of employment. If you have any questions regarding this Agreement, feel free to contact me.

Continued employment is conditional on safe work practices, and compliance with safety requirements in your area. These may include wearing safety glasses for eye protection, not wearing contact lenses in designated areas, wearing protective footwear or equipment as required by particular tasks or areas.                ;

We look forward to you joining us at ChemGenex. Please sign and return the original of this letter in the self addressed stamped envelope we have provided for you. Please report to the ChemGenex reception desk at 34700 Campus Dr., Fremont, CA 94555, at 8:30 on your first day of work. Once an employee, your supervisor will inform you of your regular working hours.

Sincerely yours,

/s/ Dennis M Brown

Dennis M Brown

President and Chief Executive Officer

I agree to the above terms

/s/ Shawnya Michaels

Signature

6/20,

Date signed

8/1/99

Date your employment begins

C H E M G E N E X

Confidentiality Agreement

This Agreement is made between ChemGenex Therapeutics, Inc. at 34700 Campus Dr., Fremont, CA 94555 (ChemGenex) and Shawnya Michaels. Whereas, ChemGenex and Shawnya Michaels possess certain confidential and proprietary information (the “Confidential Information” as further defined below) that each is willing to disclose to the other subject to the terms and conditions of this Agreement. I

The parties desire to engage in discussions concerning possible business and technical relationship in respect to Active Pharmaceutical Ingredients.

ChemGenex and Shawnya Michaels agree as follows:

1.               As used in this Agreement, the term “Confidential Information” shall mean and include any and all such confidential and/or proprietary information disclosed by one party (Disclosing Party) to the other party (Receiving Party) orally or in writing, concerning the product, technology, programs, financial information, data, projections, discovery and development thereof, manufacturing, process, formula, analytical methods, bioprotocols, results of in-house bio studies, patents, trademarks, intellectual property rights, costs, strategies and any other aspects of the business including the arrangements made under this Agreement or any other Agreement.

2.               Either party will hold in confidence and will not disclose to any third party confidential information under this Agreement except with the written consent of the disclosing party. This confidentiality restriction will not apply to information which is:

2.1 in public knowledge or domain prior to its receipt from the disclosing party or which thereafter becomes part of public domain through no fault of the receiving party;

2.2 lawfully is in receiving party’s possession prior to the time of its receipt from the disclosing party and was not acquired directly or indirectly from any third party under any confidentiality restrictions;

2.3 received after the time of disclosure, from a third party not under the similar obligations of confidentiality to the other party; or

2.4 developed independently by or for the receiving party by person who does not have access to the disclosing party’s information.

3.               Receiving party shall not disclose the confidential information received from the disclosing party to any party other than the minimum number of its own responsible employees, affiliates and such retainer who are directly engaged in evaluating such

CHEMGENEX™

34700 Campus Drive, Fremont, CA 94555 (510) 494-7732 fax (510) 742-8510

confidential information and to whom it is essential to disclose the same, and shall take all reasonable steps to ensure that such employees/affiliates/retainers whether during or after their employment/affiliation/retainership shall treat confidential information as such and keep it secret from other entities or persons except with express written consent of the disclosing party.

4.               In the event, the receiving party becomes legally compelled (by oral questions, interrogatories, requests for information or documents, subpoena, civil investigation demand or similar process) to disclose any of the confidential information received, it agrees to provide to the disclosing party with prompt written notice of that fact so that the disclosing party may seek protective order or other appropriate remedy to protect its information and/or waive compliance with the provisions of this Agreement.

5.               The confidential information as per this Agreement shall always remain the exclusive property of the disclosing party and after the completion of t e purposes of this Agreement or the termination of this Agreement (by way of ~a written notice by one party to the other party) receiving party shall return all confidential information to the disclosing party without retaining any copy thereof.

6.               This Agreement will be in effect for a term of five (5) years from date signed.

7.             This Agreement may not be modified or amended nor any terms waived, except in writing and signed by both parties. The waiver by either party of any breach of this Agreement shall not be construed as a waiver of any subsequent breach. This Agreement shall be governed by California law.

ChemGenex Therapeutics, Inc.		Shawnya Michaels

By:	/s/ Dennis M Brown	By:	/s/ Shawnya Michaels

Name:	Dennis M Brown
Title: Pres		Title:	ChemGenex Manager of Extra Mural
Research
Date 6/20/00		Date 20/6/00